Exhibit 21.1

SUBSIDIARIES OF ACCREDITED HOME LENDERS HOLDING CO.

Name of Entity	Jurisdiction
Accredited Home Lenders, Inc. (dba Home Funds Direct and dba Axiom Financial Services)	California
Accredited Home Lenders Canada, Inc.	Canada
Accredited Mortgage Loan REIT Trust	Maryland
Inzura Insurance Services, Inc.	Delaware
Accredited Processing Services, Inc.	Canada
Vendor Management Services, LLC (dba Inzura Settlement Services)	Pennsylvania
Vendor Management Services of Alabama, LLC (dba Inzura Settlement Services)	Alabama
AHL Acquisition Corporation	Maryland
AHL Acquisition, LLC	Maryland
Aames Capital Corporation	California
Aames Capital Acceptance Corp.	Delaware
Aames Investment Acceptance Corporation	Delaware
Accredited Acceptance Corp.	Delaware
One Stop Mortgage, Inc.	Wyoming
Rossmore Financial Insurance Services, Inc.	California
Windsor Management of Washington, Inc.	Washington
Windsor Management Co.	California